October 11, 2007

Varda Sagiv
Chief Financial Officer
Blue Phoenix Solutions LTD.
8 Maskit Street
Herzlia 46120
Israel

      Re: **Blue Phoenix Solutions LTD.**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed on March 30, 2007
              Form 6-K filed on March 5, 2007
              File No. 333-06208

Dear Ms. Sagiv:

      We have reviewed your response letter dated September 21, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated August 2, 2007.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

General

1.   In connection with our prior comment letter dated August 2, 2007, we note that
        you did not provide, as previously requested, a statement in writing that the
        company acknowledges:
        •   the company is responsible for the adequacy and accuracy of the disclosure
            in the filing;
        •   staff comments or changes to disclosure in response to staff comments do
            not foreclose the Commission from taking any action with respect to the
            filing; and
        •   the company may not assert staff comments as a defense in any proceeding
            initiated by the Commission or any person under the federal securities laws
            of the United States.
        Please provide us with these acknowledgements and be advised that a letter
        signed by counsel would not satisfy the requirement of this comment.

Item 5. Operating and Financial Review and Prospects

Operating Results, page 44

2.   We have read your proposed discussion of operating results provided in response
        to prior comment 1 and note that on page 46 you indicate that revenues generated
        from products grew from $8.7 million in 2005 to $10.2 million in 2006, which is
        an increase of 17%. Tell us how you considered expanding your disclosures to
        quantify the changes in sales volume and in your product mix. Further tell us
        how you considered expanding your disclosures to include a discussion of the
        factors that contributed to the increase in your services revenue. We refer you to
        Section III. D of SEC Release 33-6835.

Consolidated Statements of Operations, page F-3

3.   We note your response to our prior comment 3 and the revisions to your statement
        of operations to include product and services revenue separately pursuant to Rule
        5-03(b)(1) and (2) of Regulation S-X. Please tell us what is included in product
        revenues versus service revenues. In this regard, we note that the Company
        enters into multiple element arrangements that include both product and services
        for which you are able to separate revenues amongst the various elements
        pursuant to SOP 97-2. Please confirm that you have separated such revenues
        amongst products and services for income statement presentation purposes.
        Further, we note that the Company enters into contracts that are accounted for
        pursuant to SOP 81-1. Tell us where you included the revenues from such
        contracts. If you have included a portion of SOP 81-1 contract revenues in

product and a portion in service revenues, then please explain your allocation method and tell us how you determined that such allocation was appropriate.

Note 1. Summary of Accounting Principles

K. Recognition of Revenue, page F-14

4.   We note your response to our prior comment 4 where you indicate that the Company typically sells its software products and services in "standalone contracts" for software product licenses, services or PCS. Tell us how you considered the guidance in TPA 5100.39 in determining whether these standalone contracts should be considered a single multiple-element arrangement. Also, tell us the amount of revenues recognized from these "standalone contracts" for each period presented.

5.   We note your response to our prior comment 4 regarding how you establish vendor specific objective evidence (VSOE) for undelivered elements such as post-contract support (PCS) and consulting services. We note in your response that in fiscal 2006 6.1% and 2.4 % of total revenues were generated from arrangements with bundled licenses and PCS and with bundled software product and consulting services, respectively. Tell us what percentage of your revenues were generated from contracts accounted for pursuant to the guidance of SOP 81-1 and tell us if such arrangements include PCS. If so, please tell us if you are able to establish VSOE for PCS in these arrangements. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2, TPA 5100.48, and TPA 5100.49.

6.   Additionally, we note that for arrangements accounted for in accordance with the provisions of SOP 81-1, that you record contracts with extended payment terms at present value in accordance with APB 21. Tell us how the presence of extended payment terms affects your ability to make reasonably dependable estimates of total contract revenue or total contract costs, which could impact the manner in which contract accounting is applied (i.e. percentage-of-completion based on the lowest probably level of profit, zero gross margin approach, or completed contract if it is not reasonable assured that a loss will be incurred).

Note 10. Commitments and Contingencies, page F-33

7.   We note your response to our prior comment 5 and your discussion for why grants received in fiscal 2006 and 2005 were not presented as a separate line item on the Consolidated Statement of Operations pursuant to the guidance of Rule 5-03(b)2 of Regulation S-X and Appendix A: Country Specific Issues of the November 2004 International Reporting and Disclosure Issues in the Division of Corporate Finance ("Appendix A"), which is available on our website at www.sec.gov. Please tell us how you considered this guidance and quantify the amount of grants received for fiscal 2004. Additionally, tell us how you considered disclosing grants received for each period presented pursuant to Appendix A.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief